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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            PVC CONTAINER CORPORATION
                         -----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         -----------------------------
                         (Title of Class of Securities)

                                    693651101
                         -----------------------------
                                 (CUSIP Number)

                             Thomas J. Rice, Esq.
                               Coudert Brothers
                         1114 Avenue of the Americas
                           New York, New York 10036
                        -----------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 1998
                         -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with cthe Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Exhibit Index: Page 5


                                                               Page 1 of 5 Pages

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                                  SCHEDULE 13D

CUSIP No. 693651101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Lionheart Group, Inc.
                  13-3790-376

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power

  Number of                                 448,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   448,000
    With

                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  448,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                    |_|

13       Percent of Class Represented By Amount in Row (11)

                  6.4%

14       Type of Reporting Person*

                  IA


                                                               Page 2 of 5 Pages

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Item 1.  Security and Issuer

         This statement on Schedule 13D relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of PVC Container Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 401 Industrial Way West, Eatontown, NJ 07724.

Item 2.  Identity and Background

         This statement on Schedule 13D is being filed by Lionheart Group, Inc., a Delaware corporation (the "Reporting Person"). The business address of the Reporting Person is 230 Park Avenue, Suite 516, New York, NY 10169.

         The Reporting Person acts as investment adviser to several private investment funds and managed accounts which are the ultimate beneficial owners of the shares to which this statement relates. No such client of the Reporting Person owns 5% or more of the outstanding Common Stock.

         The officers of the Reporting Person are C. Duncan Soukup, President, Vice-President, Secretary and Treasurer. The sole director of the Reporting Person is C. Duncan Soukup. The business address of C. Duncan Soukup is 230 Park Avenue, Suite 516, New York, NY 10169. The present occupation of C. Duncan Soukup is President of the Reporting Person. C. Duncan Soukup is a citizen of the United Kingdom.

         During the last five years, neither the Reporting Person nor C. Duncan Soukup has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         All of the shares of Common Stock of the Issuer deemed beneficially held by the Reporting Person, including the shares purchased within the last 60 days as set forth in Exhibit A, were purchased with the working capital of the investment funds and managed accounts for whose accounts such shares were purchased.

Item 4.  Purpose of Transaction

         All Common Stock held by the Reporting Person is being held for investment purposes. Subject to economic considerations and market conditions, the Reporting Person may, from time to time, acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of such securities or the securities it presently owns in the open market or in private transactions. The Reporting Person may engage in activities intended to influence the business strategy or management of the Issuer.

         Except as indicated above, the Reporting Person presently has no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13-D.


                                                               Page 3 of 5 Pages

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Item 5.  Interest in Securities of the Issuer

(a) This statement on Schedule 13D relates to 448,000 shares of Common Stock deemed beneficially owned by the Reporting Person, which constitute approximately 6.4% of the issued and outstanding shares of Common Stock.

(b) The Reporting Person has sole voting and dispositive power with respect to 448,000 shares of Common Stock.

(c) Within the past sixty days, accounts managed by the Reporting Person purchased and sold shares of Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such purchases were made on the open market.

(d) The private investment funds and managed accounts to which the Reporting Person serves as investment adviser and for whose accounts the Common Stock is held have the right to receive dividends from or the proceeds from the sale of the Common Stock.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as set forth above in Item 2, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         Exhibit A:        Transactions in Shares of Common Stock Within Past
                           60 Days.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 1998

                              LIONHEART GROUP, INC.

                             By: /s/ C. Duncan Soukup
                                 --------------------
                                 C. Duncan Soukup, President


                                                               Page 4 of 5 Pages